As filed with the Securities and Exchange Commission on ___________, 2000.

Registration No. 333-______

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM S-2

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

______________________

MEDPLUS, INC.

(Exact name of registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)		48-1094982 (I.R.S. Employer Identification No.)
8805 Governor's Hill Drive Cincinnati, Ohio 45249 (513) 583-0500

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

________________

Daniel A. Silber

MedPlus, Inc.

8805 Governor's Hill Drive

Cincinnati, Ohio 45249

(513) 583-0500

Fax: (513) 583-8884

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________

Copy to:

Charles F. Hertlein, Jr.

Dinsmore & Shohl LLP

1900 Chemed Center

255 East Fifth Street

Cincinnati, Ohio 45202

(513) 977-8315

Fax: (513) 977-8327

Approximate date of commencement of proposed sale to the public;

As soon as practicable after this Registration Statement becomes effective.

_________________

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. X

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. X

If the registrant elects to deliver its latest quarterly report to security holders, or a complete and legible facsimile thereof, pursuant to Item (11)(a)(2)(ii) of this Form, check the following box. X

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ______

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _______

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _______

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. _______

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock without par value	up to 3,250,000 shs.	$4.56(2)	$14,820,000	$3,912.48
Common Stock without par value	up to 100,000 shs	$5.73(3)	$573,000	$151.27
TOTALS	3,350,000 shs.	--	$15,393,000	$4,063.75

(1) Also includes an indeterminate number of shares of Common Stock that may become issuable to prevent dilution resulting from stock splits, stock dividends and conversion price or exercise price adjustments, which are included pursuant to Rule 416 under the Securities Act of 1933, as amended.

(2) The proposed maximum offering price is estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) and 457(g)(3) of the Securities Act of 1933. It is based upon a price of $4.56 per share, which was the closing price of the registrant's common stock as reported on the Nasdaq National Market System on December 18, 2000.

(3) The proposed maximum offering price is estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) of the Securities Act of 1933. It is based upon the higher of the price at which the warrants may be exercised ($5.73) and the price of shares of common stock as determined in accordance with Rule 457(c) ($4.56).

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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

____________________________________________________________________________________________________

PROSPECTUS

3,350,000 Shares

MEDPLUS, INC.

Common Stock

_______________

The shareholders of MedPlus, Inc. listed below are offering their shares of MedPlus, Inc. common stock for sale to the public at prevailing market prices by means of this prospectus.

- - - -	Cahill, Warnock Strategic Partners Fund, L.P. Strategic Associates L.P. The Columbia Group, LLC Crossover Ventures, Inc.

Crossover Ventures will receive shares of our common stock pursuant to the equity drawdown facility described in this prospectus and upon the exercise of warrants. The shares of common stock being sold would constitute 29% of our issued and outstanding common stock as of December 20, 2000 if all of the shares had been sold as of that date.

We will not receive any proceeds from the sale of shares by the selling stockholders. However, we will receive the sale price of any common stock that we sell to Crossover Ventures under the equity drawdown facility and the exercise price payable upon the exercise for cash of the warrants held by the selling shareholders.

The selling shareholders may sell shares of our common stock from time to time on the Nasdaq National Market at the prevailing market price or in private, negotiated transactions. The shares will be sold at prices determined by the selling shareholders. The selling shareholders may sell the shares through broker-dealers who may receive compensation from the selling shareholders in the form of discounts or commissions. Crossover Ventures is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sales of our shares. We will pay the costs of registering the shares under this prospectus, including legal fees.

Our common stock is quoted on the Nasdaq National Market under the symbol "MEDP". The last reported sale price of our common stock on the Nasdaq National Market on December 18, 2000 was $4.56 per share.

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An investment in MedPlus, Inc. common stock could be risky, and we urge you to read the information described under the "Risk Factors" heading beginning on page 1.

__________

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

____________

The date of this prospectus is _______, 2000

TABLE OF CONTENTS

Prospectus Summary	1

Risk Factors	4

Forward Looking Statements	10

Use of Proceeds	10

Price Range of Common Stock	11

Dividend Policy	11

Capitalization	11

Dilution	12

The Equity Drawdown Facility	13

Selling Shareholders	18

Plan of Distribution	19

Description of Securities	23

Where to Find More Information	24

Legal Matters	25

Experts	25

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the from of this prospectus.

References in this prospectus, and the documents incorporated by reference in this prospectus, to "MedPlus," "we," "our," and "us" refer to MedPlus, Inc. We maintain a website at www.medplus.com. Information contained in our website does not constitute part of this prospectus.

MedPlus and some of the names of our products are tradenames or trademarks of MedPlus, Inc. This prospectus and the information incorporated by reference also contains trademarks and tradenames of other companies.

PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, especially the "Risk Factors" section, and our financial statements and notes to those statements incorporated by reference in this prospectus, before making your investment decision.

MedPlus, Inc.

We provide web-based information technology and workflow solutions that enable health care providers and others the ability to access and manage information efficiently and cost effectively. Our product offerings include:

ChartMaxxTM Enterprise-Wide Private Health Record System: The ChartMaxx system is an enterprise-wide electronic private health system that combines multiple technical and functional approaches to computer-based patient record development. ChartMaxx creates complete, digital medical records that meet administrative and legal requirements. We believe the ChartMaxx system is in compliance with the currently proposed regulations of the Health Insurance Portability and Accountability Act of 1996.

eMaxx Enterprise-Wide Private Health Record System: eMaxx is the remote-hosted version of our private health record system, utilized to provide services under our eHealth model. eMaxx allows clinicians with Internet access to perform chart functions, such as chart completion, and have access to historical charts from any location using a Netscape Navigator or Internet Explorer Web browser. eMaxx allows participating physicians to gain Web access to critical patient information located at hospitals, reference laboratories, clinics or their offices. It also provides the highest levels of security currently offered in the marketplace and allows for the secure exchange of information among parties.

OptiMaxx(R) Archival System: The OptiMaxx Archival System permits the automatic storage of information to an optical disk. OptiMaxx can also scan and manage existing paper documents. The OptiMaxx system consists of hardware (optical drives, disk "jukeboxes" and personal computers) and software, purchased from third party vendors, which are combined with our proprietary software in a manner that provides specific benefits to health care industry users.

Universal Document Management Services: Universal Document Management Services offers workflow and content management products (including "Step2000(R)") and consulting services related to those products. Step2000 is our development solution that provides totally integrated workflow, content management and application development power with a "one click" Web deployment capability that facilitates electronic business to business applications. It enables developers to create and deploy workflow-enabled application solutions easily and quickly throughout the enterprise. Universal Document Management Services serves customers in a variety of industries.

MedPlus, Inc. is incorporated under the laws of the state of Ohio. Our principal executive offices are located at 8805 Governors Hill Drive, Cincinnati, Ohio 45249, and our telephone number is (513) 583-0500.

The Selling Shareholders

Since 1999 we have engaged in a number of private equity and other transactions in which investors, the selling shareholders in this offering, received shares of our common stock directly, or received warrants or convertible preferred stock which at the election of certain selling shareholders can be converted into common stock. In addition, one of the selling shareholders, Crossover Ventures, may receive shares of common stock in connection with an equity drawdown facility described elsewhere in this prospectus. In each case, the securities were issued to the selling shareholders in reliance upon exemptions from the requirement that the securities be registered under the Securities Act of 1933 or state securities laws. However, as a condition to closing these financing transactions, we entered into registration rights agreements with the selling shareholders under which they are permitted to require us to register their shares of common stock under the Securities Act of 1933.

We have not retained an underwriting firm to handle sales of common stock by the selling shareholders. We expect the selling shareholders to work directly with broker/dealer firms of their own choosing to arrange for sales of their common stock. We also expect that the broker/dealers who arrange for sales of common stock will be compensated by commissions at whatever rates they may agree upon with the selling shareholders. We will not receive any proceeds from the selling shareholders' sales of common stock under this prospectus, and we are not responsible for compensating their brokers. The number of shares subject to this prospectus represents 29% of our issued and outstanding common stock if they had all been sold as of December 20, 2000. We will prepare and file amendments and supplements to the registration statement as may be necessary in order to keep the registration statement effective as long as the selling shareholders hold shares of our stock or until such shares can be sold pursuant to an appropriate exemption from registration. We have agreed to bear the expenses of registering the shares, including a nonaccountable expense allowance of $25,000 payable to Crossover, drawdown fees of up to 4% of the drawdown amount ($5,000 minimum) payable to Crossover, and Crossover's legal fees of $10,000, but not the expenses associated with selling the shares, such as broker discounts and commissions.

Equity Drawdown Facility

This prospectus covers up to an estimated 3,100,000 shares of our common stock to be sold to Crossover Ventures, Inc. under a common stock purchase agreement we entered into with Crossover Ventures on December 8, 2000 in order to provide a possible source of funding for our current activities and for the development of our current and planned products. The common stock purchase agreement establishes what is sometimes referred to as an equity line of credit or equity drawdown facility.

Pursuant to the equity line of credit agreement, Crossover Ventures has agreed to purchase, at a 10% to 12% discount to market, up to $15,000,000 of our common stock during the 36 month period following the effective date of the registration statement to which this prospectus relates. We would also pay up to 4% for a draw down fee on the gross proceeds of each draw down. During this 36 month period, we may request a drawdown under the equity line of credit by selling ("putting") shares of our common stock to Crossover, and Crossover will be obligated to purchase the shares we put to them. The minimum amount we can draw down at any one time is generally $100,000 worth of common stock, although this minimum may be adjusted downward to no less than $50,000 under certain market conditions. The maximum amount we can draw down at any one time will be determined at the time of the drawdown request pursuant to a formula contained in the equity line of credit agreement but will not be greater than $1,000,000 in any event. We may request a drawdown once every 29 trading days since we are required to wait a period of at least seven trading days between the 22-day draw down pricing periods. We are required to draw down at least $500,000 under the facility.

During the 22 trading days following a drawdown request, we will calculate the amount of shares we will sell to Crossover and the price per share. The purchase price per share of common stock will be at a discount to the daily volume weighted average price of our common stock during each of the 22 trading days immediately following the drawdown date. On each of the 22 trading days during the calculation period, the number of shares to be purchased by Crossover will be determined by dividing 1/22nd of the drawdown amount by the purchase price on each trading day. In our drawdown request, we may set a minimum threshold price for our common stock. If the daily volume weighted average price for our common stock on any trading day during the 22 trading day calculation period is below the minimum threshold price, then the drawdown amount will be reduced by 1/22nd.

Crossover will pay the drawdown amount for the first 11 days of a drawdown pricing period on the 13th trading day following the drawdown request, and will pay the remainder on the 24th trading day following the drawdown request. For more details on the calculation of the purchase price and the number of shares we will issue, see "Equity Line of Credit Agreement--The Drawdown Procedure and the Stock Purchases--Calculation of Purchase Price" beginning on page 14.

The equity line of credit agreement prevents us from drawing down funds and issuing the corresponding shares of common stock to Crossover if such issuance would result in Crossover beneficially owning more than 9.9% of our then outstanding shares of common stock. In addition, the listing requirements of The Nasdaq National Market prohibit us from issuing 20% or more of our issued and outstanding shares of common stock in a single transaction at a price less than the greater of market value or book value, unless we get stockholder approval.

As consideration for the opening of the equity line of credit, we granted Crossover a warrant to purchase 100,000 shares of common stock. This warrant will be exercisable at any time prior to June 11, 2004, for $5.73 per share of common stock. Crossover will not be obligated to exercise its warrant and purchase any shares of common stock pursuant to such warrant.

The Offering

Shares of Common Stock Offered by the
Selling Shareholders ....................	3,350,000
Offering Price ..........................	To be determined at the time of sale by the selling shareholders.
Common Stock Outstanding
Before the Offering.................	8,139,472 (1)
After the Offering .................	11,416,210 (2)
Use of Proceeds .........................	We will not receive any proceeds from sales by the selling shareholders. However, we will receive the proceeds from any sale of common stock to Crossover Ventures under the equity line of credit facility and upon the exercise of warrants held by Crossover Ventures, The Columbia Group, and Cahill Warnock Strategic Partners Fund L.P. when, and if, they pay the exercise price in cash. We expect to use substantially all the net proceeds for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities.
Risk Factors ............................	Investing in our common stock involves a high degree of risk and immediate dilution. You should not purchase the common stock unless you can afford the complete loss of your investment. Before purchasing our common stock, you should review carefully and consider all information contained in this prospectus, particularly the items under the section entitled "Risk Factors."
Nasdaq National Market Symbol ...........	MEDP

(1) Excludes:

- 1,853,476 shares of common stock subject to outstanding stock options previously granted under our stock option plan as of December 20, 2000.

- 996,720 shares of common stock available for future grants under our stock option plan.

- 1,027,839 shares of common stock issuable upon exercise of common stock warrants and convertible preferred stock warrants granted to Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, LP and Double Black Diamond II, LLC.

- 100,000 shares of common stock issuable upon exercise of the warrants granted to The Columbia Group, LLC.

- 76,738 shares reserved for future dividends payable in the form of common stock which accumulate on our outstanding Series A Convertible Preferred Stock.

- 2,884,513 shares of common stock issuable upon exercise of common stock warrants granted to a subsidiary of Quest Diagnostics, Inc.

- 2,371,815 shares of common stock issuable upon conversion of our outstanding Series A Convertible Preferred Stock.

- 3,000,000 shares of common stock and 100,000 warrants issuable granted to Crossover Ventures, Inc.

(2) Assumes:

- 3,000,000 shares of common stock are issued under the equity line of credit facility.

- all 200,000 warrants granted to Crossover Ventures and The Columbia Group are exercised.

- the 76,738 shares reserved for future dividends on Series A Convertible Preferred Stock are issued.

RISK FACTORS

You should be aware that there are various risks associated with our business, some of which are described below. You should carefully consider these risk factors before you decide to purchase our common stock from the selling shareholders.

We Expect To Sell Shares of Our Common Stock in the Future, including Shares Issued Pursuant to the Equity Drawdown Facility, and These Sales May Dilute the Interests of Other Security Holders and Depress the Price of Our Common Stock

As of December 20, 2000, there were 8,139,472 shares of common stock issued and outstanding. As of December 20, 2000, there were outstanding options, warrants and preferred shares exercisable for or convertible into approximately 8,337,643 shares of our common stock. There are also 3,000,000 shares of common stock covered by this prospectus which are issuable under the equity drawdown facility. We may also issue additional shares in acquisitions or additional financing arrangements and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans.

The issuance or even the potential issuance of shares under the equity drawdown facility, in connection with any other additional financing, and upon exercise of warrants, options or rights will have a dilutive impact on other shareholders and could have a negative effect on the market price of our common stock. In addition, the shares issuable to Crossover under the equity drawdown facility will be issued at a discount to the daily volume weighted average prices of our common stock during the 22 trading days prior to the issuance to Crossover. This will further dilute the interests of other shareholders.

As we sell shares of our common stock to Crossover under the equity drawdown facility, and then Crossover sells the common stock to third parties, our common stock price may decrease due to the additional shares in the market. If we decide to draw down on the equity drawdown facility as the price of our common stock decreases, we will be required to issue more shares of our common stock for any given dollar amount invested by Crossover, subject to the minimum selling price we specify. The more shares that are issued under the equity line of credit, the more our shares will be diluted and the more our stock price may decrease. This may encourage short sales by other investors (Crossover is prohibited under the common stock purchase agreement from effecting short sales), which could place further downward pressure on the price of our common stock.

We have a history of operating losses, and our future profitability is uncertain.

We have historically incurred operating losses from continuing operations and have an accumulated deficit in the shareholders' equity section of our consolidated balance sheet. Our software development efforts, the development of new products and the expansion of marketing, sales and customer support staff, among other aspects of our strategy, will require significant expenditures over the next several years that may not be offset by revenues. As a result, there can be no assurance that we will ever achieve significant revenues or profitable operations. Our ability to achieve and maintain significant revenues or profitability will be dependent upon our ability to obtain and maintain demand from customers for our current and future products.

We have historically experienced substantial fluctuations in our operating results.

We historically have experienced significant quarterly and annual fluctuations in revenues and operating results that may continue in the future. Our revenues have fluctuated due to changes in the demand and pricing for our products and services, the length of the sales cycle, the number and timing of systems sales and the timing of installation, implementation and consulting services. Because a significant percentage of our operating expenses are fixed, quarterly operating results will vary with the fluctuation in revenues. As a result, period to period comparisons of our past operating results may not be necessarily indicative of future operating results. In addition, our revenue levels are difficult to forecast due to the time required to complete contractual obligations, which can vary significantly and which could result in significant quarterly fluctuations in expenses due to the level of services requested by our customers.

Our long-term success is dependent upon our ability to continue to develop new products which achieve broad market acceptance, and if we are unable to develop such products we may be unable to achieve consistent profitability.

Our future results of operations are highly dependent on market acceptance of future products. Increased market acceptance of our products is dependent on a number of factors, some of which are not in our control, including the availability and price of competing products and technologies, and the success of our sales efforts. We may also experience delays in developing planned products. New products may require additional development work, enhancement, testing, or further refinement before they can be made commercially available. Also, unforeseen technical difficulties may arise, requiring additional expenditures to correct such difficulties, which may result in further delays. There can be no assurance that new products will be successfully developed at all. If our products are found to have performance, reliability or quality shortcomings, we may experience reduced orders, higher development costs, delays in collecting accounts receivable and additional warranty and service expenses.

Our short and long-term success will be negatively affected if our current product offerings, particularly our Internet-based products, are not perceived to be effective in the market.

Our future financial performance will depend in significant part on the growth in demand for software and services in the areas of data storage and retrieval, enterprise-wide private health records, and integration of enterprise-wide business systems with existing applications. Also, our eMaxx business model depends, in part, on the adoption of Internet-based business software solutions by commercial users. Our business could suffer dramatically if Internet-based solutions are not perceived to be effective. As is typical in new and evolving markets, demand and market acceptance for products are subject to a high level of uncertainty. There can be no assurance that the markets for our products will develop or that our products will be adopted. If these markets fail to develop, develop more slowly than expected or attract new competitors, or if our products do not achieve market acceptance, our financial results and position will be materially and adversely affected.

The ongoing uncertainty surrounding health care reform and related issues may have an adverse effect on our business since a substantial portion of our revenues will continue to be derived from sales to health care customers.

We expect that a substantial portion of our revenues will continue to be derived from products and services provided to companies in the health care industry. Accordingly, our success in the foreseeable future is directly dependent upon the success of the companies within the health care industry and their demand for our products and services. Our future financial performance may be affected due to reductions and delays in information technology expenditures by companies in the health care industry resulting from factors such as changes in economic conditions, pricing pressures, market-driven pressures on companies to consolidate and reduce costs and other factors affecting information technology spending.

In addition, the levels of revenues and profitability of health care companies may be affected by the continuing efforts of government and third-party payers to contain or reduce the costs of health care through various means. We cannot predict the effect health care reforms may have on our business, and no assurance can be given that any such reforms will not have a material adverse effect on us.

Our business will suffer if better-financed or more technologically advanced competitors develop better or less expensive alternatives to our products.

The market for information technology products and services is intensely competitive. We believe that the principal competitive factors in this market include the breadth and quality of system and product offerings, product pricing, the reputation and stability of the information systems provider, the features and capabilities of the information systems, management of the system implementation cycle, ongoing support for such systems, the potential for enhancements thereto and technical and financial resources. Certain of our competitors have significantly greater resources than we have. In addition, our products compete with other technologies as well as similar products developed by other companies, and other major information management companies may enter the markets in which we compete. Competitive pressures and other factors, such as new product introductions by us or our competitors, or the entry into new geographic markets, may result in significant pricing pressures that could have a material adverse effect on our business. There can be no assurance that we will be able to continue to compete successfully with our existing or any future competitors.

If technological change occurs which renders our products obsolete and we are unable to develop new products, MedPlus could cease operations.

The information systems industries have long been characterized by rapid technological advances relating to both software and hardware. There could be substantial new developments of software or hardware, or even of entire new technologies, that could quickly render our current products obsolete. To respond to rapidly changing technology, we will be required to make substantial continuing investments in research and development, and there can be no assurance that our efforts will be successful or that there will be adequate funds available for such efforts.

In any given year, a large portion of our sales may be represented by a small number of significant customers which we might not be able to replace on a consistent basis.

Contracts for certain systems and related services we sell may approach or exceed $1,000,000 per individual customer. As a result, a small number of customers may represent a significant portion of our total revenues for any one year.

We have a continuing need for more capital in excess of our current financial resources, and if we cannot continue to obtain more capital our business and viability will be negatively affected.

There can be no assurance that we will be able to satisfy our capital requirements from current operations. Our cash requirements depend on numerous factors, including:

- the extent of our research and development activities;

- the effectiveness of our marketing efforts;

- acquisitions of and investments in complementary technologies and businesses;

- competing technological and market developments;

- the purchase of additional capital equipment and development tools;

- the cost of entering and competing in the e-health market;

- the cost of attracting qualified personnel; and

- the costs associated with the integration of new operations assumed through mergers and acquisitions.

If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through entering into collaborative arrangements that may require us to relinquish certain rights to our technology and/or license our products or technology on terms less favorable than currently projected. In the event that adequate funds are not available when needed, or that we are required to surrender valuable rights or technologies, our business, financial condition and results of operations could be materially and adversely affected.

The sales cycle for our products is quite long and requires us to invest substantial time and resources in potential sales opportunities that sometimes are not closed, which can have a negative impact on our results of operations.

The decision by a health care provider to replace or substantially modify or upgrade its information systems typically involves a substantial capital commitment and an extended review and approval process. Accordingly, the sales cycle for our products may exceed 12 months from initial contact to contract execution. During these periods, we may expend substantial time, efforts and funds preparing a contract proposal and negotiating the contract. We do not record revenues on products until they have been delivered, or specific milestones in the installation or implementation of the system have been reached. Any significant or ongoing failure to achieve signed contracts and subsequent product delivery or product acceptance after expending time, effort and funds could have a material adverse effect on our business.

Due to our lack of intellectual property protection, competitors may be able to create directly competitive products which could harm our business.

To a significant degree, our products consist of third party hardware and software integrated with our proprietary software. We do not hold any patents with respect to any of our current products and do not expect to apply for any patents in the foreseeable future. To the extent possible, we attempt to protect the use of third-party hardware and software with contractual exclusivity and nondisclosure provisions, but, because we do not own the rights to these third-party products, there can be no assurance that competitors or others will not attempt to integrate the same or similar products into systems competitive with those we sell. We rely upon the law of copyrights, trade secrets, nondisclosure agreements with employees and others and restrictions incorporated into agreements with customers. Despite these safeguards, it could be possible for competitors to obtain and/or imitate our software and/or hardware. It is also possible that others will independently develop products similar or superior to ours.

If we are unable to effectively manage our growth and expansion, our business will be adversely affected.

We have recently experienced, and expect to continue to experience, expansion of the scope of our operations and the number of our employees. This growth has placed, and may continue to place, a significant strain on our management and operations. Our ability to manage such growth effectively will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational, management information and financial control systems and to expand, train and manage our employee base. Our inability to manage growth effectively could have a negative impact on our business.

Our dependence on third-party suppliers may place us at a competitive disadvantage and could disrupt our business.

We rely upon a third party portal provider for our Internet-based eMaxx business. Failure of this third party to provide adequate security or performance could adversely affect our ability to provide service under our eMaxx model.

We also rely to a large extent on licensed third-party software that is integrated into our products through the use of proprietary software. Our internal software development capacity is limited, and we concentrate our efforts on developing and enhancing proprietary software that enables various third-party software products to work together. We must rely on the third-party suppliers for enhancements and ongoing support for the acquired products. The failure of one or more of such vendors to provide services for any reason could, at least temporarily, adversely affect our business.

We do not possess internal manufacturing capacity and instead rely on third-party manufacturers to fulfill our hardware requirements. This reliance on outside suppliers involves several risks, including limited control over pricing, availability, quality and delivery schedules. Hardware incorporated into our products, such as optical disk drives and computers, includes non-proprietary items that are potentially available from multiple sources, although we currently have limited our purchases to certain vendors based on delivery, service and cost factors. To the extent we rely on single sources of components, we are vulnerable to potential disruptions in supply should such a manufacturer become insolvent or otherwise experience production problems. We believe, however, that any such disruption would be temporary since there are numerous alternative sources of supply available.

Government regulation that affects our products or our customers' businesses could have a negative impact on our business.

Our business is subject to a significant degree of government regulation including, but not limited to:

Internet: Laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, patient confidentiality, pricing and content. We cannot predict whether any laws or regulations will be adopted, or the effect thereof, if any, on us.

Food and Drug Administration: The United States Food and Drug Administration (the "FDA") has issued a guidance document addressing the regulation of certain computer products as medical devices under the Federal Food, Drug, and Cosmetic Act (the "FDC Act"). To the extent that a particular computer software product is considered a "medical device" under the FDC Act, the manufacturer of such a product is required (depending on the product) to: (i) register and list such product with the FDA; (ii) notify the FDA of and demonstrate substantial equivalence to other products on the market before marketing such a product; or (iii) obtain FDA approval by filing a pre-market application that establishes the safety and effectiveness of the product. We expect that the FDA is likely to become increasingly active in regulating computer software that is intended for use in health care settings. None of our products currently is regulated by the FDA. The FDA indicated its intention to consider more extensive regulation of additional types of computer software, which could include existing or future products offered, and has solicited industry input as to the regulation of computer products as medical devices. The FDA has reached no decision to date on this issue. The FDA, if it chooses to regulate such software, can impose extensive requirements governing pre- and post-market conditions relating to clinical investigations, approvals and manufacturing. In addition, such products would be subject to the FDC Act's general controls, including those relating to good manufacturing practices and adverse experience reporting.

Federal and State Regulations of Heath Care Relationships: There are numerous state and federal statutes and regulations governing patient referrals, physician financial relationships, inducements to beneficiaries of federal health care programs and the transmission of claims that may affect us at some time in the future. We believe that we have structured our operations to be in compliance with these regulations; however, these regulations are complex and changing and the government may take positions that are inconsistent with our practices.

The loss of key executives and intense competition for personnel could adversely affect our ability to retain and recruit key personnel.

Our success depends to a significant degree upon the continued contributions of our key management and technology personnel. Our ability to develop, market and sell our solutions and to maintain our competitive position depends on our ability to attract, retain and motivate highly skilled technical, sales and marketing and other personnel. If we fail to recruit or retain these personnel, our ability to develop, market and sell our solutions will suffer.

Potential errors in our software could harm our reputation and reduce our sales and profitability.

As is prevalent in the software industry, our software may contain "bugs" or errors. Software defects discovered after we release our software could result in loss of revenues, delays in market acceptance and harm to our reputation. Any product liability claim against us, if successful and of sufficient magnitude, could harm our profitability and future sales. Although we typically design our client license agreements to contain provisions that limit our exposure to potential product liability claims, we cannot guarantee that contractual limitations of liability would be enforceable or would otherwise protect us from liability for damages to a client resulting from a defect in our software.

There may be an adverse effect on the market price of our stock, as our stock has historically been thinly traded and as a result of additional shares being available for sale in the future.

The market price of our common stock is likely to be extremely volatile. Although the market price of our stock will in part be based on our business, financial condition and operating results, we expect that it will also be affected to a significant degree by the volume of stock within the marketplace and the sale of a substantial amount of our common stock in the public market after this offering. Moreover, the exercise of a substantial amount of our outstanding warrants after this offering could adversely affect the prevailing market price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements" that include statements regarding the intent, belief or current expectations of MedPlus Inc., our directors or our executive officers about the many factors which could affect our business, some of which are:

- trends affecting our financial condition or results of operations

- our business and growth potential

- various risk factors

You should be aware that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. We have identified several important factors that could cause these sorts of differences in the section above entitled "Risk Factors".

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling shareholders. However, we will receive the proceeds from any sale of common stock to Crossover under the equity drawdown facility described in this prospectus and upon the exercise of warrants held by Crossover Ventures, The Columbia Group, Strategic Associates L.P., and/or Cahill, Warnock Strategic Partners Fund, L.P. when, and if, they exercise such warrants. If the entire equity line of credit is fulfilled, and if all of the warrants are exercised, based upon the market price of our common stock on December 18, 2000 ($4.56), we would realize proceeds of approximately $17,300,000. The amount of proceeds takes into account the discount to market price that will be paid by Crossover, the $25,000 nonaccountable expense allowance payable to Crossover, estimated drawdown fees payable to Crossover, and the $10,000 we paid to Crossover's legal counsel, Epstein Becker & Green P.C., to cover its legal and administrative expenses. In addition, a portion of the proceeds from the initial drawdown under the equity drawdown facility, if and when made, may be used to pay the expenses of this offering -- which are estimated at $30,000.

We expect to use substantially all the net proceeds for general corporate purposes, including working capital, capital expenditures, research and development and expansion of sales and marketing activities. The amounts we actually expend for such working capital and other purposes may vary significantly and will depend on a number of factors including, but not limited to, the actual net proceeds received, the amount of our future revenues and other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any such transaction, and we are not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment grade securities or guaranteed obligations of the U.S. government.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on The Nasdaq National Market under the symbol "MEDP". The following table sets forth the range of high and low bid prices per share of our common stock as reported on the Nasdaq National Market for our last fiscal quarters. These quotations represent prices between dealers and do not reflect retail markups, markdowns or commissions and may not necessarily represent actual transactions.

	Low ---	High ----
Fiscal Year Ended 1/31/01
First Quarter .......................... Second Quarter ......................... Third Quarter ...........................	$3.625 4.00 5.00	$7.5625 7.25 9.935
Fiscal Year Ended 1/31/00
First Quarter .......................... Second Quarter ......................... Third Quarter .......................... Fourth Quarter .........................	$1.50 .75 .875 3.094	$3.375 3.000 3.563 8.000
Fiscal Year Ended 1/31/99
First Quarter .......................... Second Quarter ......................... Third Quarter .......................... Fourth Quarter .........................	$6.250 5.500 1.625 1.375	$8.875 8.000 7.250 3.375

Based on information supplied by our transfer agent, as of December 18, 2000, there were 157 record holders of our common stock, and we believe there were a total of approximately 2000 beneficial owners of our common stock, including several brokerage firms holding shares in street name for beneficial owners. On December 18, 2000, the closing bid price of our common stock as quoted on The Nasdaq National Market was $4.56.

The shares sold by the selling shareholders will be made on The Nasdaq National Market, on the over-the-counter market or otherwise at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling shareholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale.

DIVIDEND POLICY

Since our inception, we have never paid or declared any cash dividends on our shares of common stock. We have no current plans to pay any further dividends on our common stock and intend to retain earnings, if any, for working capital purposes. Any future decision to pay dividends on the common stock will depend upon our results of operations, capital requirements, the financial condition and other factors that the board of directors deems relevant. The 2,371,815 outstanding shares of our Series A Convertible Preferred Stock are entitled to cumulative dividends at the rate of 4% (or $.06916 per share), increasing to 10% (or $1.729 per share) in June 2002. At the option of the holders of this preferred, these dividends are payable in either cash or shares of our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of October 31, 2000 on an actual basis. The following table also presents the pro forma effect of the sale and issuance of shares of common stock pursuant to the equity line of credit or pursuant to the exercise of any stock purchase warrants held by the selling shareholders. This table should be read in conjunction with financial statements and the notes thereto included or incorporated by reference in this prospectus.

	Actual	Pro Forma
	10/31/00	10/31/00

Shareholders' equity:
Preferred stock with liquidation preferences, $.01 par value ,
authorized 5,000,000 shares; issued 2,371,815 shares	23,700	23,700
Class A preferred stock, $.01 par value, authorized
5,000,000 shares, issued 0 shares	-	-
Common stock, no par value, authorized 25,000,000 shares; issued
8,322,760 shares at October 31, 2000 and 11,522,760 shares
on a pro forma basis at October 31, 2000	-	-
Additional paid-in capital	31,601,400	43,493,300
Treasury stock, at cost, 200,000 shares	(863,500)	(863,500)
Accumulated deficit	(20,948,400)	(20,948,400)
Unearned stock compensation	(9,100)	(9,100)

Total Shareholders' Equity	9,804,100	21,696,000

DILUTION

The issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

The net tangible book value of our common stock as of October 31, 2000, was $6,320,100, or approximately $.78 per share. Assuming that:

- on December 18, 2000, we issued a total of 3,000,000 shares to Crossover Ventures under the equity drawdown facility at $4.01 per share, which is 88% of the closing price for our common stock on December 18, 2000, and reflects Crossover's 12% discount, and

- on December 18, 2000, The Columbia Group exercised their warrant for 100,000 shares at $4.00 per share, their exercise price per share, and

- on December 18, 2000, you purchased shares under this prospectus for $4.56 per share, which was the closing price for our common stock on December 18, 2000,

our pro forma net tangible book value as of October 31, 2000 would have been $18,210,000, or $1.62 per share. This represents an immediate increase in the net tangible book value of $.84 per share to existing shareholders on October 31,2000. This also represents an immediate dilution in net tangible book value of approximately $2.94 per share to all purchasers of common stock in this offering. The actual dilution to you may be greater or less than in this example, depending on the actual price you pay for shares, the actual prices at which we issue shares to Crossover under the equity drawdown facility and how many of the vested options and warrants outstanding have been exercised at the time of your investment.

THE EQUITY DRAWDOWN FACILITY

Overview

On December 8, 2000, we entered into common stock purchase agreement with Crossover Ventures, Inc., in order to establish a possible source of funding for the development of our current and planned products. The common stock purchase agreement establishes what is sometimes also referred to as an equity drawdown facility.

Pursuant to the equity line of credit agreement, Crossover has agreed to purchase up to $15,000,000 worth of shares of our common stock at a 10% or 12% discount to the prevailing market prices during the 36 month period following the effective date of the registration statement to which this prospectus relates. During this 36 month period, we may request a drawdown under the equity line of credit by selling ("putting") shares of our common stock to Crossover, and Crossover will be obligated to purchase the shares we put to them. During the 22 trading days following a drawdown request, we will calculate the amount of shares we will sell to Crossover and the price per share. We are required to draw down at least $500,000 under this facility.

Crossover Ventures, Inc. is a Cayman Islands corporation engaged in the business of investing in publicly traded equity securities for its own account. Crossover's principal offices are located in Georgetown, Grand Cayman Islands. The directors of Crossover have the authority to exercise any warrants granted to Crossover and to sell and vote the shares of common stock issued under the common stock purchase agreement.

Other than the warrant to purchase 100,000 shares of our common stock that we granted to Crossover in connection with closing the equity drawdown facility, Crossover does not currently own any of our securities. Other than its obligation to purchase shares of common stock under the equity line of credit agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Crossover and us other than the equity drawdown facility.

Cost of the Facility

In addition to the discount of 10% or 12% to prevailing market prices, we have agreed to pay Crossover:

- a $25,000 nonaccountable expense allowance;

- drawdown fees payable at the time of each drawdown of 4% of the drawdown amount, $5,000 minimum per draw down; and

- $10,000 in payment of legal fees incurred by Crossover to its counsel, Epstein Becker & Green P.C., in connection with the equity draw down facility.

- As consideration for the opening of the equity line of credit, we granted Crossover a warrant to purchase 100,000 shares of common stock. This warrant will be exercisable at any time prior to June 11, 2004, for $5.73 per share of common stock.

The Drawdown Procedure and the Stock Purchases

We may request a drawdown once every 22 trading days, although we are under no obligation to do so, by faxing a drawdown notice to Crossover, stating the amount of the drawdown we wish to exercise and the lowest daily volume weighted average price, if any, at which we are willing to sell the shares. The threshold price will be set by our Chief Executive Officer and is subject to review by our Board of Directors.

Amount of the Drawdown

The minimum amount we can draw down at any one time is generally $100,000 worth of common stock, although depending on market conditions this minimum may be reduced to $50,000. The maximum amount we can draw down at any one time is the lesser of:

- $1,000,000 or

- 10% of the weighted average market price of our common stock for the 45 calendar day period prior to the draw commencement date multiplied by the total trading volume of our common stock during that period.

Calculation of Purchase Price

On the day following the delivery of the drawdown notice, a valuation period of 22 trading days will start. The price per share of common stock sold to Crossover will be determined on each of the 22 trading days following the delivery of the drawdown notice as follows:

- On each trading day during the valuation period where the daily volume weighted average price ("VWAP") of our common stock on the Nasdaq National Market exceeds the threshold price, if any, set forth in the drawdown notice, the purchase price will equal to 88% of the VWAP on such day, or 90% of the VWAP if the VWAP is $12 or more per share.

- If the VWAP on a given trading day is less than the threshold price, then the amount of the drawdown will be reduced by 1/22nd.

Number of Shares Issued

On each of the 22 trading days during the valuation period, the number of shares to be issued to Crossover will be determined by dividing 1/22nd of the drawdown amount by the purchase price on each trading day. If the VWAP for our common stock on any trading day during the 22 trading day calculation period is below the minimum threshold price, then we will not issue any shares on that day, and the drawdown amount will be reduced by 1/22nd.

If we set a threshold price too high and our stock price does not consistently meet that level during the 22 trading days after our drawdown request, the amount we can draw and the number of shares we sell to Crossover will be reduced. On the other hand, if we set a threshold price too low and our stock price falls significantly but stays above the threshold price, we will have to issue a greater number of shares to Crossover at the reduced price.

Payment for Shares Issued

The shares purchased on the first 11 trading days will be issued and paid for on the 13th trading day following the drawdown request. The shares purchased on the12th through the 22nd trading days will be issued and paid for on the 24th trading day following the drawdown request.

Sample drawdown calculation

The following is an example of the number of shares we would issue to Crossover if we had given a drawdown notice on January 2, 2001, indicating a drawdown amount of $500,000 and a minimum threshold price of $4.50 per share:

				Greater of VWAP	Purchase
				or	Price		Number of
	Trading Date -----------------	Assumed VWAP ------------	Threshold Price -------------	Threshold Price -------------	(after discount) -------------	Principal -------------	Shares Purchased --------------

1)	January 2, 2001	$ 4.188	$ 4.500	$ 4.500	$ 3.960	n/a	N/a
2)	January 3, 2001	$ 4.188	$ 4.500	$ 4.500	$ 3.960	n/a	N/a
3)	January 4, 2001	$ 4.875	$ 4.500	$ 4.875	$ 4.290	$22,727.27	5,298
4)	January 5, 2001	$ 4.750	$ 4.500	$ 4.750	$ 4.180	$22,727.27	5,437
5)	January 8, 2001	$ 4.063	$ 4.500	$ 4.500	$ 3.960	n/a	n/a
6)	January 9, 2001	$ 4.844	$ 4.500	$ 4.844	$ 4.263	$22,727.27	5,332
7)	January 10, 2001	$ 4.844	$ 4.500	$ 4.844	$ 4.263	$22,727.27	5,332
8)	January 11, 2001	$ 4.750	$ 4.500	$ 4.750	$ 4.180	$22,727.27	5,437
9)	January 12, 2001	$ 4.750	$ 4.500	$ 4.750	$ 4.180	$22,727.27	5,437
10)	January 15, 2001	$ 5.313	$ 4.500	$ 5.313	$ 4.675	$22,727.27	4,861
11)	January 16, 2001	$ 5.000	$ 4.500	$ 5.000	$ 4.400	$22,727.27	5,165

	Settlement on Day 13				$ 4.298	$181,818.18	42,300

12)	January 17, 2001	$ 5.375	$ 4.500	$ 5.375	$ 4.730	$ 22,727.27	4,805
13)	January 18, 2001	$ 5.313	$ 4.500	$ 5.313	$ 4.675	$ 22,727.27	4,861
14)	January 19, 2001	$ 5.500	$ 4.500	$ 5.500	$ 4.840	$ 22,727.27	4,696
15)	January 22, 2001	$ 6.000	$ 4.500	$ 6.000	$ 5.280	$ 22,727.27	4,304
16)	January 23, 2001	$ 6.000	$ 4.500	$ 6.000	$ 5.280	$ 22,727.27	4,304
17)	January 24, 2001	$ 6.375	$ 4.500	$ 6.375	$ 5.610	$ 22,727.27	4,051
18)	January 25, 2001	$ 6.016	$ 4.500	$ 6.016	$ 5.294	$ 22,727.27	4,293
19)	January 26, 2001	$ 6.250	$ 4.500	$ 6.250	$ 5.500	$ 22,727.27	4,132
20)	January 29, 2001	$ 5.750	$ 4.500	$ 5.750	$ 5.060	$ 22,727.27	4,492
21)	January 30, 2001	$ 5.813	$ 4.500	$ 5.813	$ 5.115	$ 22,727.27	4,443
22)	January 31, 2001	$ 5.625	$ 4.500	$ 5.625	$ 4.950	$ 22,727.27	4,591

	Settlement on Day 24				$ 5.105	$250,000.00	48,974

	Totals				$ 4.731	$431,818.18	91,273

	Less Broker's Commission (4%)					$(17,272.73)
		Net Proceeds to MedPlus, Inc.			$ 4.920 ========	$449,090.91 =========	91,273 ========

Necessary Conditions Before Crossover is Obligated to Purchase our Shares

The following conditions must be satisfied before Crossover is obligated to purchase the common stock pursuant to a drawdown notice:

- A registration statement for the shares must be effective and available on each drawdown settlement date so that Crossover may freely sell the shares of common stock it purchases;

- All our representations and warranties to Crossover set forth in the equity line of credit agreement must be true and correct in all material respects;

- We will have made reasonable efforts to obtain all permits and qualifications required by any state blue sky laws in the states reasonably requested by Crossover;

- We have delivered into escrow or to the Depository Trust Company ("DTC") the shares of common stock being purchased;

- We have delivered to our transfer agent instructions reasonably satisfactory to Crossover;

- We have satisfied all laws and regulations pertaining to the sale and issuance of the shares of common stock to Crossover;

- We have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the private equity line of credit agreement, registration rights agreement and escrow agreement, to be performed, satisfied or complied with by us.

- No statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the equity line of credit agreement;

- No litigation or proceeding nor any investigation by any governmental authority can be pending which prohibits or adversely affects the consummation of the transactions contemplated by the equity line of credit agreement;

- There have not been any material adverse changes in our business, operations, properties, or financial condition, except as disclosed in our filings with the SEC;

- Trading in our common stock must not have been suspended by the SEC or The Nasdaq National Market, and our common stock continues to be listed on The Nasdaq National Market;

- We will have delivered an opinion of our counsel described in the common stock purchase agreement regarding the validity of shares and the matters listed above;

- 29 trading days have elapsed since the last drawdown request; and

- Crossover has received and is reasonably satisfied with other documents as they may reasonably request.

In addition, we may not issue any shares of common stock under the equity line of credit if such issuance results in Crossover Ventures beneficially owning more than 9.9% of our then outstanding common stock. Of course, any resales of shares by Crossover would reduce the number of shares beneficially owned by Crossover, and would enable us to issue additional shares to Crossover without violating this condition.

The listing requirements of The Nasdaq National Market also prohibit us from issuing 20% or more of our issued and outstanding shares of common stock at a price less than the greater of market value or book value, unless we obtain stockholder approval.

Termination of the Equity Drawdown Facility

Crossover Ventures may terminate the equity line of credit facility in the event we materially default under the common stock purchase agreement. A material default includes credit if any of the following events occur:

- Any stop order or suspension of the effectiveness of this registration statement issues for an aggregate of 30 trading days during the 36 month term of the equity line of credit agreement, with some exceptions;

- Our shares of common stock are delisted from The Nasdaq National Market unless such delisting is in connection with the listing of such shares on a comparable stock exchange in the United States;

- Our common stock is no longer registered under Section 12(g) or 12(b) of the Exchange Act of 1934; or

- We cease to continue our corporate existence.

We may terminate the equity line of credit if Crossover ever fails to honor a drawdown notice.

Indemnification of Crossover Ventures

Crossover is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the registration statement and this prospectus, except as they relate to information supplied by Crossover to us for inclusion in the registration statement and prospectus.

SELLING SHAREHOLDERS

The following table sets forth information as of November 30, 2000, with respect to beneficial ownership of common stock by the selling shareholders and has been provided to us by the selling shareholders. Persons named in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws, where applicable.

Name of Selling Shareholder -----------------	Shares Beneficially Owned Prior to Offering -----------		Shares to be Sold in Offering -------------	Shares Beneficially Owned After the Offering --------------
	Number -------	Percent -----------		Number -------	Percent ------
Cahill, Warnock Strategic Partners Fund, L.P.	3,220,807	28.5%	140,000	3,080,807	27.6%
Strategic Associates L.P.	178,539	2.1%	10,000	168,539	2.0%
The Columbia Group, LLC	100,000	1.2%	100,000	--	--
Crossover Ventures, Inc.	--	--	3,100,000	--	--

The common stock of Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. referenced in the above table for possible sale under this prospectus, is either currently owned outright by them or may be acquired by them either through:

- their exercise of certain common stock warrants owned by them;

- their conversion of Series A Convertible Preferred Stock owned by them;

- their conversion of Series A Convertible Preferred Stock they may acquire through the exercise of certain Series A Convertible Preferred Stock warrants owned by them; and/or

-our payment (in kind in the form of shares of common stock) of dividends accruing on their Series A Convertible Preferred Stock.

The specific number of shares of common stock included by them for possible sale under this prospectus was determined by specific agreement with MedPlus. The total shares beneficially owned by them as set forth in the table above assumes their exercise of all warrants and conversion of all Series A Convertible Preferred Stock.

In the case of Crossover Ventures, Inc., 3,000,000 shares listed in the above table may be acquired by them in the event we require them to purchase those shares under the terms of the equity line of credit agreement. The subscription agreement gives us the right to require Crossover Ventures to purchase up to $15,000,000 worth of common stock at a discount of up to 12% to then current market prices. Crossover Ventures also holds a warrant to purchase an additional 100,000 shares of our common stock which are also included in the amount shown in the table. This warrant is not exercisable by Crossover until June 11, 2001. Any such purchases are at our option with the exception of the warrants, and the exact number if any, is therefore unknown. We estimated the number of shares to be included for them in this prospectus by estimating the maximum number of shares we believe these selling shareholders are likely to acquire based on events which we believe are reasonably foreseeable, assuming our full exercise of our rights under the stock subscription agreements. The actual number of shares of common stock which these particular selling shareholders may offer for sale under this prospectus could be more or less than the amounts in the above table.

The shares listed for The Columbia Group, LLC are issuable to it upon its exercise of a common stock purchase warrant we issued to it in the year 1999 in exchange for financial advisory services performed for us. The Columbia Group has agreed not to sell any of it shares at any time the market price of MedPlus common stock is less than $8.00 and has agreed to limit its sales at prices over $8.00 per share to certain specified amounts. MedPlus may waive these restrictions.

PLAN OF DISTRIBUTION

General

The selling shareholders, from time to time, may sell their common stock on the Nasdaq National Market in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling shareholders may sell their common stock by one or more of the following methods:

- trades of large blocks of our common stock assembled from several owners, in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

- an exchange distribution in accordance with the rules of the relevant exchange;

- ordinary brokerage transactions and transactions in which the broker solicits purchasers;

- privately negotiated transactions.

In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling shareholders in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling shareholders to sell a specified number of such shares of common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling shareholders, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock from time to time in transactions in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares of common stock commissions as described above. The selling shareholders may also sell shares of common stock in accordance with Rule 144 under the Securities Act, rather than under this prospectus.

Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the shares of common stock by the selling stockholders. Brokers or dealers may receive commissions, discounts or other concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the shares of common stock as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholders (and, if they act as agent for the purchaser of such shares of common stock, from such purchaser).

Broker-dealers may agree with the selling shareholders to sell a specified number of shares of common stock at a stipulated price per share and, to the extent a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares of common stock at a price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares of common stock commissions computed as described above. Brokers or dealers who acquire shares of common stock as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the shares of common stock.

The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in sales of shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with sales they make. In that case, any commissions received by broker-dealers and any profit on the resale of shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. From time to time certain of the selling shareholders may engage in the following kinds of transactions:

- short sales

- short sales against the box, which means transacting short sales even though they have an actual ownership position in the shares

- puts and calls

- transactions in other securities of MedPlus

- derivatives of MedPlus securities

- the sale or delivery of shares of common stock in settlement of securities loans.

The selling shareholders are also subject to applicable state and federal securities laws, rules and regulations, including Rule 10b-5 and Regulation M under the Exchange Act of 1934, and the rules and regulations of The Nasdaq National Market. Pursuant to such rules, the selling shareholders may not:

- engage in market making activities at the same time as they are engaged in a distribution of the shares of common stock for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution;

- engage in any stabilization activity in connection with our securities;

- impose penalty bids or effect passive market making bids; and

- bid for or purchase any of our common stock or attempt to induce any person to purchase any of our common stock other than as permitted under the Exchange Act.

In addition, any selling shareholders who may be "affiliated purchasers" of us as defined in Regulation M, must coordinate their sales under this prospectus with each other and with us for purposes of Regulation M as required by Securities Exchange Act Release 34-38067 (December 20, 1996). None of the selling shareholders has been an officer, director or otherwise an affiliate of our company during the last three years except that one of the principals of Cahill Warnock Strategic Partners, L.P. and of Strategic Associates, L.P., Edward Cahill, is a director of MedPlus. In addition to the rules and regulations applicable to it, Crossover Ventures has also agreed not to engage in any short sales of our common stock as long as the equity line of credit is active. These restrictions, and the other rules and regulations applicable to the selling stockholders, may affect the marketability of the shares of common stock.

Shares sold by Crossover Ventures, Inc.

Crossover Ventures may offer for sale up to an estimated 3,100,000 shares of our common stock which it will originally acquire pursuant to the terms of the equity line of credit agreement and the warrant we issued to Crossover as more fully described under "Equity Drawdown Facility." Crossover Ventures will be offering such shares for their own account. We do not know for certain how or when Crossover will choose to sell their shares of common stock. We will not receive any proceeds from the sale of shares of common stock by Crossover.

To permit Crossover Ventures to resell the shares of common stock issued to it, we agreed to file a registration statement and all necessary amendments and supplements with the SEC for the purpose of registering and maintaining the registration of the shares. We will bear all costs relating to the registration of the common stock offered by the prospectus. We will keep the registration statement effective until the earliest of any of the following dates:

- the date after which none of the shares of common stock held by Crossover that are covered by the registration statement are or may become issued and outstanding;

- the date after which all of the shares of common stock held by Crossover have been transferred to persons who may trade such shares without restriction under the Securities Act of 1933 and we have delivered new certificates or other evidences of ownership of such shares without any restrictive legend;

- the date after which all of the shares of common stock held by Crossover that are covered by the registration statement have been sold by Crossover pursuant to such registration statement;

- the date that Crossover or its transferees receive an opinion of our counsel that their shares of common stock may be sold under the provisions of Rule 144 promulgated under the Securities Act without any applicable volume limitations;

- the date after which all of the shares of common stock held by Crossover may be sold, in the opinion of our counsel, without any time, volume or manner limitations under Rule 144(k) under the Securities Act of 1933; or

- if Crossover ever fails to honor a drawdown under the equity drawdown facility, we will maintain the registration statement in effect only for so long as Crossover may request in order to dispose of any remaining shares of common stock held by it, not to exceed 20 trading days.

The selling shareholders will pay all commissions and their own expenses, if any, associated with the sale of the shares of common stock. Sales by the selling shareholders will be without the payment of any underwriting discounts or commissions, except for usual and customary selling commissions paid to brokers or dealers. However, in effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate.

Crossover Ventures is deemed a statutory underwriter within the meaning of Section 2(11) of the Securities Act of 1933 with respect to any shares sold by it. Crossover Ventures has agreed to be named as a statutory underwriter and will be acting as an underwriter in its resales of the shares of common stock under this prospectus. Because Crossover Ventures is deemed a statutory underwriter, the discounts and concessions it receives upon purchases of our common stock, and any profits it receives on the resale of the shares, will be deemed to be underwriting discounts and commissions under the Securities Act. Each time Crossover purchases shares of our common stock under the equity common stock purchase agreement, it will receive a substantial discount to the then-current market price of our common stock. The price at which we will issue shares of common stock to Crossover will be either 10% or 12% below the daily volume weighted average prices of the common stock on The Nasdaq National Market during the 22 trading days following a drawdown notice. Assuming an average volume weighted average price of $5.00 (based on recent daily closing bid prices of the common stock on Nasdaq National Market), and assuming we use the entire line of credit and issue all 3,000,000 shares registered for issuance under the equity line of credit agreement, Crossover will receive "underwriting compensation" in the form of its discounted purchase price equal to $2,328,000, or $.78 per share. In connection with the equity drawdown facility, we granted 100,000 warrants to Crossover, which are exercisable for $5.73 per share of common stock at any time prior to June 11, 2004. The warrant granted to Crossover will also be deemed to be underwriting commission under the Securities Act. At the initial closing of the common stock purchase on December 11, 2000, we paid $25,000 to Crossover as a nonaccountable expense allowance and $10,000 to Crossover's legal counsel, Epstein Becker & Green P.C., to cover Crossover's legal and administrative expenses in connection with negotiating the equity line of credit. Lastly, at the time of each draw down under the equity line of credit facility, we will pay Crossover a drawdown fee of 4% of the draw down amount (but no less than a minimum of $5,000 per draw down).

Limited Grants of Registration Rights

We granted registration rights to all the selling shareholders to enable them to sell the shares of our common stock they own or purchase under the warrants or the equity line of credit agreement. In connection with any such registration, we will have no obligation:

- to assist or cooperate with any selling shareholders in the offering or disposition of such shares;

- to indemnify or hold harmless the holders of any such shares (other than the selling shareholders) or any underwriter designated by such holders;

- to obtain a commitment from an underwriter relative to the sale of any such shares; or

- to include such shares within any underwritten offering we do.

We will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

We will file one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material change to the information in this prospectus (including with respect to the plan of distribution) for as long as the selling shareholders hold shares of our stock or until such shares can be sold pursuant to an appropriate exemption from registration. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing:

- the name of any broker-dealers;

- the number of shares of common stock involved;

- the price at which the shares of common stock are to be sold;

- the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

- that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

- any other facts material to the transaction.

Our registration rights agreement with Crossover Ventures permits us to restrict the resale of the shares Crossover has purchased from us under the common stock purchase agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material information. If we restrict Crossover at any time within five trading days of the closing of any drawdown and our stock price declines during the restriction period, then, in order to compensate Crossovers inability to sell shares during the restriction period, we will be required to issue to Crossover a number of additional shares of our common stock equal to the difference between:

- the product of

- the number of shares purchased by Crossover pursuant to the most recent drawdown and still held by Crossover during the restriction period that are not otherwise freely tradable, and

- the difference between closing bid price on the day immediately preceding the restriction period and the closing bid price on the day immediately after the restriction period, minus

- the number of shares purchased by Crossover pursuant to the most recent drawdown and still held by Crossover during the restriction period that are not otherwise freely tradable.

If any such issuance would result in the issuance of a number of shares which exceeds the number permitted under the equity line of credit agreement (see "Equity Drawdown Facility--Necessary Conditions Before Crossover is Obligated to Purchase our Shares"), then in lieu of such issuance, we will pay Crossover an amount in cash equal to the closing ask price of the shares that would have been issuable pursuant to the formula contained in the previous sentence.

DESCRIPTION OF SECURITIES

Our articles of incorporation authorize us to issue:

- 25,000,000 shares of common stock, of which as of December 20, 2000 a total of 8,139,472 shares were issued and outstanding and 8,337,643 shares were reserved for issuance upon the exercise or conversion of warrants, options, and convertible preferred stock.

- 5,000,000 shares of Series A Convertible Preferred Stock, of which as of December 20, 2000 a total of 2,371,815 shares were issued and outstanding and 1,002,839 shares were reserved for issuance upon the exercise of warrants.

- 5,000,000 shares of Series B Preferred Stock, none of which is outstanding.

The closing bid price of the common stock on the Nasdaq National Market at December 18, 2000 was $4.56 per share. The holders of shares of common stock have one vote per share. The holders of shares of our common stock are entitled to dividends when and as declared by our board of directors from legally available funds. We do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future.

Holders of our Series A Convertible Preferred Stock have a number special rights. The Series A Preferred Stock is convertible into common stock at the election of the shareholders at any time. It is presently convertible at the rate of one share of common stock for each share of preferred stock based on a conversion price of $1.729 per share. However, this conversion ratio is subject to adjustment. If we sell any additional common stock for a price less than $1.729 per share, the conversion price of the preferred stock will automatically be reduced to the same price at which the new common stock is sold.

Under certain circumstances, the Series A Preferred Stock is required to convert into common stock:

- If we complete a public offering of our common stock in the total amount of at least $25,000,000 with a per share price of at lease $5.00, the preferred will automatically convert into common.

- If at any time after June 23, 2002 the fair market value of our common stock exceeds $3.458 per share, we may require all shares of preferred to convert into common if our board of directors elects to do so.

The Series A Preferred Stock votes together with the common stock on all matters requiring a shareholder vote. Each share of Series A Preferred is entitled to a number of votes equal to the number of shares of common stock into which it is then convertible.

The Series A Preferred Stock is entitled to specified dividends of $.06916 per share on an annual basis through June 23, 2002 and $.1729 per share on an annual basis after that date. These dividends accrue automatically but will not actually be paid unless formally declared by our board of directors. If declared, the preferred holders may elect to receive their dividends in either cash or in kind, in the form of shares of common stock. No dividends may be declared or paid on the common stock until all accrued Series A Preferred dividends have been paid.

If MedPlus should be liquidated, or acquired by another company in a merger or similar transaction, the holders of preferred stock are entitled to receive a liquidation preference per share of $1.729 plus all accrued but unpaid dividends before any liquidation proceeds may be paid to holders of common stock. However, if the Series A Preferred holders would receive a greater amount in liquidation if the preferred were to be converted to common stock, they will be entitled to that greater amount.

We are not permitted to take certain corporate actions without first obtaining the consent of the holders of at least two-thirds of the outstanding Series A Preferred Stock. These actions include:

- Create any new equity securities with rights superior to the preferred stock.

- Increase the authorized number of shares of preferred stock.

- Liquidate or be acquired by merger or other transaction.

- Amend our articles of incorporation if the amendment would in any way adversely affect the preferred stock.

- Pay any dividends other than on the preferred stock.

- Redeem any equity securities.

The Series B Preferred Stock does not have stated terms and conditions. Our board of directors has broad discretion to determine the terms of the Series B Preferred Stock at the time of its issuance, including voting rights, dividend rates, liquidation preference, redemption provisions, conversion terms, participation rights and other special rights.

In general, all matters which require the approval of our shareholders must be approved by shareholders having a simple majority (greater than 50%) of the total shareholder voting power. Shareholders do not have preemptive rights or the right to cumulative voting in director elections.

WHERE TO FIND MORE INFORMATION

Government Filings.

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any documents that we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The public reference rooms impose a nominal fee for copying requested documents. Our SEC filings are also available to you free of charge at the SEC's website at http://www.sec.gov.

Information Incorporated by Reference.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supercede previously filed information, including information included in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

- Our Annual Report on Form 10-KSB for the year ended January 31, 2000

- Our Quarterly Reports on Form 10-QSB for the quarters ended April 30, 2000, July 31, 2000 and October 31, 2000.

- Our Proxy Statement dated July 25, 2000

You may request free copies of these filings by writing or telephoning us at the following address:

Daniel A. Silber Vice President of Finance and Chief Financial Officer MedPlus, Inc. 8805 Governor's Hill Drive Cincinnati Ohio 45249 Telephone: 513-583-0500 E-mail: dsilber@medplus.com

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Dinsmore & Shohl LLP, Cincinnati, Ohio.

EXPERTS

The consolidated balance sheets of MedPlus, Inc. and subsidiaries as of January 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended January 31, 2000, incorporated by reference in this registration statement, have been incorporated into this registration statement in reliance on the report of KPMG LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following is an itemized statement of the expenses (all but the SEC fees are estimates) in connection with the issuance of the securities being registered hereunder. All such expenses will be borne by the Company.

SEC registration fees Legal fees and expenses Accounting fees and expenses Miscellaneous	$ 4,063.75 $ 15,000.00 $ 8,500.00 $ 2,436.25

Total	$ 30,000.00

Item 15. Indemnification of Directors and Officers

The Company's Code of Regulations provides that each person who is made a party or is otherwise involved in an action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, shall be indemnified and held harmless by the Company to the fullest extent authorized by Ohio law against all expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The intent of the Company's Code of Regulations is to make indemnification for directors and officers mandatory rather than permissive. In addition, the Code of Regulations provides that the Company may pay a director's or officer's expenses incurred in defending any such proceeding, in advance of the proceeding's final disposition, provided that the director or officer delivers to the Company an undertaking to repay all advanced amounts if it is ultimately determined that he is not entitled to be indemnified under Ohio law. To the extent that an officer or director is successful on the merits in any proceeding, Ohio law mandates indemnification for expenses, including attorneys' fees. The Company's Code of Regulations also provides that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under Ohio law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.

Item 16. Exhibits

Each of the following exhibits is filed or incorporated by reference in this Registration Statement.

Exhibit Number ----------	Description of Exhibit -----------------------------

3.1	Amended Articles of Incorporation of MedPlus, Inc. (A)
5 and 23.1	Opinion and consent of Dinsmore & Shohl LLP, counsel to the Registrant.
10.1	Amended and Restated Common Stock Warrant dated December 1, 2000 issued by MedPlus, Inc. to The Columbia Group, LLC.
10.2	Amended and Restated Securities Purchase Agreement dated June 8, 1999 between MedPlus, Inc., Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates L.P. and Double Black Diamond II, LLC. (B)
10.3	Incorporated, Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. dated June 19, 2000. (C)
10.4	Engagement letter dated November 10, 2000 between MedPlus, Inc. and Crossover
10.5	Common Stock Purchase Agreement dated December 8, 2000 between MedPlus, Inc.
10.6	Common Stock Purchase Warrant dated December 8, 2000 issued by MedPlus, Inc. to
10.7	Registration Rights Agreement dated December 8, 2000 between MedPlus, Inc. and
10.8	Escrow Agreement dated December 8, 2000 among MedPlus, Inc., Crossover Ventures,
23.2	Consent of KPMG LLP
24	Powers of Attorney -- Included in Signature Page

_______________

(A) Incorporated by reference to the Registrant's proxy statement relating to its July 25, 2000 Annual and Special Meeting of Shareholders (Exhibit A thereto).

(B) Incorporated by reference to the Registrant's Report on Form 8-K filed June 9, 1999.

(C) Incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended May 31, 2000.

Item 17. Undertakings

(a) Rule 415 Offering. The undersigned small business issuer hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(e) Request for Acceleration of Effective Date. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) Reliance on Rule 430A. The undersigned small business issuer will:

(1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on a Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio on the 22nd day of December, 2000.

MEDPLUS, INC.

By:	/s/ Richard A. Mahoney Richard A. Mahoney, Chairman of the Board, and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard A. Mahoney, Philip S. Present, II and Daniel A. Silber, and each of them, jointly and severally, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, and each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this Registration Statement on Form S-3, and to perform any acts necessary to be done in order to file such amendment with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, and each of the undersigned does hereby ratify and confirm all that said attorneys agents, or their or his substitutes, shall do or cause to be done hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Richard A. Mahoney Richard A. Mahoney	Chairman of the Board, and Chief Executive Officer (Principal Executive Officer)	December 22, 2000

/s/ Daniel A. Silber Daniel A. Silber	Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	December 22, 2000

/s/ Philip S. Present II Philip S. Present II	President, Chief Operating Officer and Director	December 22, 2000

/s/ Edward L. Cahill Edward L. Cahill	Director	December 22, 2000

/s/ Kenneth W. Freeman Kenneth W. Freeman	Director	December 22, 2000

/s/ Robert E. Kenny III Robert E. Kenny III	Director	December 22, 2000

/s/ Martin A. Neads Martin A. Neads	Director	December 22, 2000

/s/ Edward L. Samek Edward L. Samek	Director	December 22, 2000

/s/ Paul J. Stein Paul J. Stein	Director	December 22, 2000